Via Edgar

September 1, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff N. Kauten, Attorney-Adviser
Barbara C. Jacobs, Assistant Director

Re:	Blue Sphere Corporation
Registration Statement on Form S-1
Filed August 15, 2016
File No. 333-213145

Ladies and Gentlemen:

On behalf of Blue Sphere Corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated August 25, 2016, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on August 15, 2016 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission.

General

Comment 1.	We note that you believe you qualify as an “emerging growth company” but it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011. As such, you do not appear to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. Please revise your registration statement accordingly, or explain the basis pursuant to which you believe you qualify as an emerging growth company. See Question 2 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, found on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Response:	The Company believes it qualifies as an “emerging growth company” because the other requirements of the definition of an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act, have been met and, while the Company had a Registration Statement on Form SB-2 declared effective on January 4, 2008, the offering of common equity was effective only for 90 days from the date of effectiveness, and therefore expired on or about April 4, 2008, and to the Company’s best information and belief, no sales of the common equity registered thereunder occurred during such period of effectiveness. The Company came to this conclusion based, in part, on the Commission’s answer in Question 2 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act referenced above, which states:

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 1, 2016

“Even if the issuer had a registration statement declared effective on or before December 8, 2011, so long as the first sale of common equity securities occurs after December 8, 2011, an issuer may qualify as an emerging growth company, assuming the other requirements of the definition are satisfied.”

Selling Security Holders, page 17

Comment 2.	Revise your disclosure to indicate whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:	In response to your comment, the Company has revised the Registration Statement to disclose the fact that none of the selling stockholders are broker-dealers or affiliates of broker-dealers. Please see the Selling Security Holders section, found on page 17 of the Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 1, 2016

If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

/s/ Shlomi Palas

Shlomi Palas
Chief Executive Officer
Blue Sphere Corporation

cc:       Peter J. Gennuso, Esq., Thompson Hine LLP